UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Navitas Semiconductor Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

63942X106

(CUSIP Number)

October 19, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63942X106

1.	Names of Reporting Persons Live Oak Sponsor Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 6,315,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,315,000 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,315,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 5.4% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP 63942X106

1.	Names of Reporting Persons Live Oak GaN Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,415,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,415,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,415,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.2% (1)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP 63942X106

1.	Names of Reporting Persons Richard J. Hendrix
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,730,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,730,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,730,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 6.6% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP 63942X106

1.	Names of Reporting Persons Gary K. Wunderlich, Jr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,730,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,730,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,730,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 6.6% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)

See Item 4. Each of Richard J. Hendrix and Gary K. Wunderlich, Jr. are the managing members of each of Live Oak Sponsor Partners II, LLC, and Live Oak GaN Partners LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by each of Live Oak Sponsor Partners II, LLC and Live Oak GaN Partners LLC, and share voting and dispositive control over such securities.

(2)	Excludes 4,666,667 shares which may be purchased by exercising warrants that are not presently exercisable.
(3)

Based on 117,733,507 shares of common stock issued and outstanding as of October 19, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2021.

EXPLANATORY NOTE

This Amendment No. 1 to the Schedule 13G amends, in its entirety, the Schedule 13G originally filed by the undersigned on February 16, 2021.

Item 1(a).	Name of Issuer

Navitas Semiconductor Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

22 Fitzwilliam Square, Dublin,

Ireland, D02 FH68

Item 2(a).	Names of Persons Filing

Live Oak Sponsor Partners II, LLC, Live Oak GaN Partners LLC, Richard J. Hendrix and Gary K. Wunderlich, Jr.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

22 Fitzwilliam Square, Dublin,

Ireland, D02 FH68

Item 2(c).	Citizenship

Live Oak Sponsor Partners II, LLC is a limited liability company formed in Delaware. Live Oak GaN Partners LLC is a limited liability company formed in Delaware. Each of Richard J. Hendrix and Gary K. Wunderlich, Jr. is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

63942X106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

As of October 19, 2021, Live Oak Sponsor Partners II, LLC, Richard J. Hendrix and Gary K. Wunderlich, Jr. may be deemed to beneficially own 6,315,000 of the Issuer’s shares of common stock issued and outstanding.

Live Oak Sponsor Partners II, LLC is the record holder of 6,315,000 shares of common stock, as reported herein. Each of Richard J. Hendrix and Gary K. Wunderlich, Jr. are the managing members of Live Oak Sponsor Partners II, LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Live Oak Sponsor Partners, II LLC and share voting and dispositive control over such securities.

Live Oak GaN Partners LLC is the record holder of 1,415,000 shares of common stock, as reported herein. Each of Richard J. Hendrix and Gary K. Wunderlich, Jr. are the managing members of Live Oak GaN Partners LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Live Oak GaN Partners LLC and share voting and dispositive control over such securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 4, 2022

LIVE OAK SPONSOR PARTNERS II, LLC, a Delaware limited liability company

By:	/s/ Gary K. Wunderlich, Jr.
Name:	Gary K. Wunderlich, Jr.
Title:	Managing Member

LIVE OAK GAN PARTNERS LLC, a Delaware limited liability company

By:	/s/ Gary K. Wunderlich, Jr.
Name:	Gary K. Wunderlich, Jr.
Title:	Managing Member

/s/ Richard J. Hendrix
/s/ Richard J. Hendrix

/s/ Gary K. Wunderlich, Jr.
Gary K. Wunderlich, Jr.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)